Exhibit 99.4

DEFERRED PROSECUTION AGREEMENT

HSBC Holdings plc (“HSBC Holdings”) is a financial institution holding company registered and organized under the laws of England and Wales. HSBC Holdings, by and through its undersigned representatives pursuant to authority granted by HSBC Holdings’ Board of Directors, and the District Attorney of the County of New York (“DANY”), enter into this Deferred Prosecution Agreement (the “Agreement”). HSBC Holdings agrees to enter into a separate Deferred Prosecution Agreement with the United States Department of Justice (the “Department”).

1. HSBC Holdings agrees that it shall in all respects comply with its obligations under this Agreement.

2. HSBC Holdings accepts and acknowledges responsibility for the conduct of its officers, directors, employees, and agents as set forth in the Factual Statement attached hereto as Exhibit A and incorporated herein by reference (the “Factual Statement”). If DANY initiates a prosecution that is deferred by this Agreement against HSBC Holdings, HSBC Holdings agrees that it will neither contest the admissibility of the Factual Statement or any other documents provided by HSBC Holdings to DANY, nor contradict in any such proceedings the facts contained in the Factual Statement.

3. As a result of the conduct set forth in the Factual Statement, DANY has determined that it could institute a criminal prosecution against HSBC Holdings pursuant to New York State Penal Law Section 175.10, and a forfeiture action against certain funds currently held by HSBC Holdings, and that such funds could be forfeitable under New York State law. Therefore, HSBC Holdings hereby expressly agrees to settle, and does settle, any and all criminal and forfeiture claims DANY has determined it could institute against those funds for the sum of $375,000,000 (the “Settlement Amount”). The parties to this Agreement agree that the

Settlement Amount will fully satisfy all claims currently held by DANY based upon the conduct set forth in the Statement of Facts.1

4. In consideration of HSBC Holdings’ voluntary cooperation with this investigation, its remedial actions to date, and its willingness to: (i) acknowledge and accept responsibility for the actions of its officers, directors, employees, and agents as set forth in the Factual Statement; (ii) voluntarily terminate the conduct set forth in the Factual Statement prior to the commencement of DANY’s investigation; (iii) continue to provide to DANY substantial cooperation in any ongoing investigation of the conduct of HSBC Holdings’ current or former officers, directors, employees, agents, and consultants; (iv) engage in remediation and training as outlined in Paragraph 13; and (v) settle any criminal claims currently held by DANY for any act within the scope of the Factual Statement; DANY agrees as follows:

(a) that it shall defer prosecution of HSBC Holdings for a period of twenty-four (24) months from the date of this Agreement, or less at the sole discretion of DANY. DANY shall not prosecute HSBC Holdings for any conduct detailed in the Factual Statement if HSBC Holdings complies with all its obligations pursuant to this Agreement; and

(b) that if HSBC Holdings is in compliance with all its obligations under this Agreement for the time period set forth above in Paragraph 4(a), this Agreement shall expire and be of no further force or effect.

5. HSBC Holdings expressly agrees that within six (6) months of determination by DANY that a material and willful breach by HSBC Holdings of this Agreement has occurred,

[1]	Pursuant to a separate Deferred Prosecution Agreement with the United States, HSBC has agreed to pay the entire Settlement Amount ($375,000,000) to the United States for violations of Title 18, United States Code, Section 371, by conspiring to violate (1) Title 50, United States Code, Appendix Sections 3, 5, and 16 (Trading With the Enemy Act, or “TWEA”), and regulations issued thereunder, and (2) Title 50, United States Code, Sections 1702 and 1705 (International Emergency Economic Powers Act, or “IEEPA”), and regulations issued thereunder. The Settlement Amount will be equitability shared by the United States with DANY pursuant to the policy set forth in the Guide to Equitable Sharing for State and Local Law Enforcement Agencies (April 2009).

any violations of New York State law that were not time-barred by the applicable statute of limitations as of the date of this Agreement, and which relate to the facts set forth in the Factual Statement may, in the sole discretion of DANY, be charged against HSBC Holdings, notwithstanding the provisions or expiration of any applicable statute of limitations. HSBC Holdings expressly waives any challenges to the venue and jurisdiction of the Supreme Court of the State of New York for the County of New York.

6. HSBC Holdings expressly agrees that it shall not, through its attorneys, board of directors, agents, officers, or employees, make any public statement contradicting the acceptance of responsibility by HSBC Holdings set forth above or any statement of fact contained in the Factual Statement. Any such public statements by HSBC Holdings, its attorneys, board of directors, agents, officers, or employees, shall constitute a material breach of this Agreement, and HSBC Holdings would thereafter be subject to prosecution pursuant to the terms of this Agreement. The decision about whether any public statement by any such person contradicting the acceptance of responsibility by HSBC Holdings set forth above or any fact contained in the Factual Statement will be imputed to HSBC Holdings, for the purpose of determining whether HSBC Holdings has breached this Agreement, shall be in the sole and reasonable discretion of DANY. Upon DANY’s notification to HSBC Holdings of a public statement by any such person that in whole or in part contradicts the acceptance of responsibility by HSBC Holdings set forth above or any statement of fact contained in the Factual Statement, HSBC Holdings may avoid breach of this Agreement by publicly repudiating such statement within seventy-two (72) hours of notification by DANY. This paragraph is not intended to apply to any statement made by any individual in the course of any criminal, regulatory, or civil case initiated by a governmental or private party against such individual regarding that individual’s personal conduct, nor does this paragraph affect HSBC Holdings’ right to take legal or factual positions in litigation or other legal proceedings in which the United States or DANY is not a party.

7. Should DANY determine, during the term of this Agreement, that HSBC Holdings has committed any New York State crime after the date of the signing of this Agreement, HSBC Holdings shall, in the sole discretion of DANY, thereafter be subject to prosecution for any such crimes, including but not limited to the conduct described in the Factual Statement. The discovery by DANY of any purely historical criminal conduct that did not take place during the term of the Agreement will not constitute a breach of the Agreement.

8. Should DANY determine that HSBC Holdings has committed a willful and material breach of any provision of this Agreement, DANY shall provide written notice to HSBC Holdings of the alleged breach and allow HSBC Holdings a thirty (30) day period from the date of receipt of said notice, or longer, at the discretion of DANY, to cure the breach by making a presentation to DANY that demonstrates that no breach has occurred, or, to the extent applicable, that the breach is not willful or material, or has been cured. The parties hereto expressly understand and agree that, should HSBC Holdings fail to make the above-noted presentation within such time period, it shall be presumed that HSBC Holdings is in material breach of this Agreement. The parties further understand and agree that the exercise of discretion by DANY under this paragraph is not subject to review in any court or tribunal. In the event of a breach of this Agreement that results in a prosecution, such prosecution may be premised upon any information provided by or on behalf of HSBC Holdings to DANY or the United States at any time, unless otherwise agreed when the information was provided.

9. DANY agrees that it shall not seek to prosecute HSBC Holdings or any of its corporate parents, subsidiaries, affiliates, successors, predecessors, and assigns for any act within the scope of or related to the Factual Statement, that violated New York State law during the period set forth in the Factual Statement. This Paragraph does not provide protection against prosecution of HSBC Holdings, or any of its affiliates, successors, related companies, employees, officers, or directors, acting within the scope of their employment and for the benefit of HSBC Holdings, who knowingly and willfully transmitted or approved the transmission of United States Dollar (“USD”) denominated funds through the United States, or involving a U.S. person, in violation of New York State law, that went to, came from, or involved persons or entities designated at the time of the transaction by the Office of Foreign Assets Control (“OFAC”) as a Specially Designated Terrorist, a Specially Designated Global Terrorist, a Foreign Terrorist Organization, or a proliferator of Weapons of Mass Destruction (a “Special SDN Transaction”), except insofar as such transactions occurred during the period set forth in the Factual Statement and were disclosed to DANY during the course of this investigation and prior to the execution of this Agreement. Any prosecution related to a Special SDN Transaction may be premised upon any information provided by or on behalf of HSBC Holdings to DANY or any investigative agency, whether prior to or subsequent to this Agreement, or any leads derived from such information, including information contained in the Statement of Facts. HSBC Holdings agrees that it shall waive the provisions of Article 30 of the Criminal Procedure Law of New York State with respect to such conduct for a period of eighteen (18) months from the date of this Agreement.

10. HSBC Holdings agrees that, if it sells, merges, or transfers all or substantially all of its business operations or assets as they exist as of the date of this Agreement to a single purchaser or group of affiliated purchasers during the term of this Agreement, it shall include in any contract for sale, merger, or transfer a provision binding the purchaser/successor/transferee to the obligations described in this Agreement. Any such provision in a contract of sale, merger, or transfer shall not expand or impose additional obligations on HSBC Holdings or the purchaser/successor/transferee beyond those contained in the Agreement, including but not limited to HSBC Holdings’ obligations as described in Paragraphs 13 and 14.

11. It is understood that nothing in this Agreement shall require HSBC Holdings to extend the obligations in this Agreement to any company or entity that it acquires after the date of this Agreement, and this Agreement shall not extend any protections to any such company or entity.

12. HSBC Holdings agrees that for the term of this Agreement, in accordance with applicable laws, it shall, upon request of DANY, supply any relevant documents, electronic data, or other objects in HSBC Holdings’ possession, custody, or control, as of the date of this Agreement relating to any transaction within the scope of or relating to the Factual Statement and known to HSBC Holdings at the time of the signing of this Agreement. If such data is in electronic format, HSBC Holdings shall provide access to such data and assistance in operating any computer and other equipment that is necessary to retrieve the data. This obligation shall not include production of materials covered by the attorney-client privilege, the work product doctrine, or other applicable confidentiality, criminal, or data protection laws except as provided herein. To the extent that HSBC Holdings believes in good faith that such materials are covered by any confidentiality, criminal, or data protection laws, HSBC Holdings shall use its best efforts to produce such materials, including supporting an application made by DANY to the appropriate governmental agency or court, for authority to provide DANY with the requested materials, provided that HSBC Holdings shall not be required to produce any materials where such production would be in breach of applicable local law. At the request of DANY, HSBC

Holdings shall provide a written memorandum explaining the operation and application of any local law where HSBC Holdings concludes that it would be unlawful to directly or indirectly produce the materials to DANY.

13. HSBC Holdings further agrees that it shall:

(a) continue to cooperate fully with DANY in any and all investigations of HSBC Holdings or any of its present and former officers, directors, employees, agents, and consultants, or any other party, started prior to the signing of this Agreement;

(b) use its good faith efforts to make available, at HSBC Holdings’ cost, current and former HSBC Holdings directors, officers, employees, consultants, representatives, and agents when requested by DANY to provide additional information and materials concerning any and all investigations started prior to the signing of this Agreement; to give sworn testimony, including before any grand jury or in any judicial proceeding; and to be interviewed by law enforcement authorities. Cooperation under this Paragraph shall include identification of witnesses who, to the knowledge of HSBC Holdings, may have material information regarding these matters;

(c) provide any information, materials, documents, databases, or transaction data in HSBC Holdings’ possession, custody, or control requested by DANY in connection with the investigation or prosecution of any current or former officers, directors, employees, agents, and consultants, started prior to the signing of this Agreement;

(d) continue to apply the OFAC sanctions list to the same extent as any United Nations (“U.N.”) or European Union (“E.U.”) sanctions or freeze lists to USD transactions, the acceptance of customers, and all USD cross-border Society for Worldwide Interbank Financial

Telecommunications (“SWIFT”) incoming and outgoing messages involving payment instructions or electronic transfer of funds;

(e) implement compliance procedures and training designed to ensure that the HSBC Holdings compliance officer in charge of sanctions is made aware in a timely manner of any known requests or attempts by any entity (including, but not limited to, HSBC Holdings’ customers, financial institutions, companies, organizations, groups, or persons) to withhold or alter its name or other identifying information where the request or attempt appears to be related to circumventing or evading U.S. sanctions laws. HSBC Holdings’ Head of Compliance, or his or her designee, shall report to DANY the name and contact information, if available to HSBC Holdings, of any entity that makes such a request;

(f) maintain the electronic database of SWIFT Message Transfer (“MT”) payment messages and all documents and materials produced by HSBC Holdings to DANY as part of this investigation relating to USD payments processed during the period from 2001 through 2007 in electronic format for a period of two years from the date of this Agreement;

(g) notify DANY of any criminal, civil, administrative, or regulatory investigation or action involving HSBC Holdings, its current directors, officers, employees, consultants, representatives, and agents, and related to U.S. sanctions;

(h) provide information, materials, and testimony as necessary or requested to identify or to establish the original location, authenticity, or other basis for admission into evidence of documents or physical evidence in any criminal or judicial proceeding;

(i) by September 30, 2013, certify that HSBC Holdings has rolled out and completed Financial Economic Crime sanctions training, to include training that covers U.S., U.N., and E.U. sanctions and trade control laws, for all employees, including officers, (1) involved in the processing or investigation of USD payments; (2) involved in the execution of USD denominated securities trading orders; and (3) involved in transactions or business activities involving any nation or entity subject to U.S., E.U. or U.N. sanctions, including the execution of cross-border payments;

(j) by June 30, 2013, certify that HSBC Holdings has implemented a written policy to require the use of the SWIFT MT 202COV bank-to-bank payment message where appropriate under SWIFT guidelines; and

(k) abide by any and all requirements of the settlement agreements, dated December 10, 2012 by and between OFAC and HSBC Holdings, and the Office of the Comptroller of the Currency and HSBC Bank USA, N.A., regarding remedial measures or other required actions related to this matter.

14. It is understood that this Agreement is binding on HSBC Holdings and DANY only, and specifically does not bind any federal agency or any state or local authorities. DANY will bring the cooperation of HSBC Holdings and its compliance with its other obligations under this Agreement to the attention of any federal, state, or local prosecuting office or regulatory agency, if requested by HSBC Holdings or its attorneys.

15. It is further understood that this Agreement does not relate to or cover any conduct by HSBC Holdings other than that disclosed during the course of the investigation related to the Factual Statement and this Agreement, and it does not relate to or cover any conduct by HSBC Holdings involving Special SDN Transactions, except insofar as such transactions occurred during the period set forth in the Factual Statement and were disclosed to DANY during the course of this investigation and prior to the execution of this Agreement.

16. Nothing in this Agreement shall prohibit any federal agency or department, or any state or local government from pursuing any criminal, civil, administrative, or regulatory action against any current or former directors, officers, employees, or agents of HSBC Holdings or against any other entities or individuals. The parties to this Agreement intend that the Agreement does not confer or provide any benefits, privileges, immunities, or rights to any other individual or entity other than the parties hereto.

17. HSBC Holdings and DANY agree that this Agreement and the Factual Statement shall be disclosed to the public.

18. This Agreement sets forth all the terms of the Deferred Prosecution Agreement between HSBC Holdings and DANY. There are no promises, agreements, or conditions that have been entered into other than those expressly set forth in this Agreement, and none shall be entered into and/or bind HSBC Holdings or DANY unless expressly set forth in writing, signed by DANY, HSBC Holdings’ attorneys, and a duly authorized representative of HSBC Holdings. This Agreement supersedes any prior promises, agreements, or conditions between HSBC Holdings and DANY. HSBC Holdings agrees that it has the full legal right, power, and authority to enter into and perform all of its obligations under this Agreement, and it agrees to abide by all the terms and obligations of the Agreement as described herein.

Acknowledgment

I, Marc Moses, the duly authorized representative of HSBC Holdings plc, hereby expressly acknowledge the following: (1) that I have read this entire Agreement, as well as the other documents filed herewith, including the Factual Statement; (2) that I have had an opportunity to discuss this Agreement fully and freely with HSBC Holdings plc’s attorneys; (3) that HSBC Holdings plc fully and completely understands each and every one of its terms; (4) that HSBC Holdings plc is fully satisfied with the advice and representation provided to it by its counsel, Cahill Gordon & Reindel LLP and Sullivan & Cromwell LLP; (5) that I am authorized on behalf of HSBC Holdings plc to enter into this Agreement; and (6) that HSBC Holdings plc has signed this Agreement voluntarily.

10 December 2012	/s/ Marc Moses
DATE	Marc Moses
Group Chief Risk Officer
HSBC Holdings plc

Counsel for HSBC Holdings plc.

We, David N. Kelley and Samuel W. Seymour, the attorneys for HSBC Holdings plc, hereby expressly acknowledge the following: (1) that we have discussed this Agreement with our client; (2) that we have fully explained each one of its terms to our client; (3) that we have fully answered each and every question put to us by our client regarding the Agreement; and (4) we believe our client completely understands all of the Agreement’s terms.

December 10, 2012	/s/ David N. Kelley
DATE	David N. Kelley
Anirudh Bansal
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005

December 10, 2012	/s/ Samuel W. Seymour
DATE	Samuel W. Seymour
Alexander J. Willscher
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

New York County District Attorney’s Office

By:

12/11/12	/s/ Cyrus R. Vance, Jr.
DATE	CYRUS R. VANCE, JR.
DISTRICT ATTORNEY

Assistant District Attorneys:

Garrett Lynch
Judith Weinstock
Adam Kaufmann
Polly Greenberg

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